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                                                 40 King Street West, 52nd Floor
[LOGO] KINROSS                                              Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE

                      KINROSS PROVIDES UPDATE ON STATUS OF
              LATE FINANCIAL STATEMENTS FILING AND RELATED MATTERS


APRIL 1, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC)

As indicated previously, pending the filing of its 2004 year end audited financial statements and related MD&A, Kinross will satisfy the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, pursuant to which Kinross will provide bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

As previously announced, the Company has hired an independent valuation team, Standard & Poor's Corporate Value Consulting, to provide valuations with respect to the purchase price allocation and goodwill that arose from the 2003 business combination with TVX Gold Inc. and Echo Bay Mines Ltd. Kinross anticipates receiving the final valuation report next week. Upon receipt, management will incorporate the results into the Company's financial statements for both 2003 and 2004 and thereafter the auditors will have to complete their audit before the statements can be issued.

Following Kinross' request, as discussed in the March 16, 2005 press release, the OSC has issued a management cease trade order, as is normal course, that prohibits all trading by certain individuals who are or have been directors, officers and other insiders of Kinross. These individuals have been notified of the issuance of the cease trade order. This temporary order does not impact shareholders who are not directors, officers or insiders of the Company.

Kinross will not be able to file its Annual Information Form ("AIF") due to the delay in filing Kinross' audited financial statements for the year ended December 31, 2004 not being filed by March 31, 2005. Kinross will file its AIF concurrently with its audited financial statements for the year ended December 31, 2004 when they become available.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL             TRACEY M. THOM
VICE PRESIDENT                  MANAGER
INVESTOR RELATIONS              INVESTOR RELATIONS
Tel. (416) 365-7254             Tel. (416) 365-1362